INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations

	(unaudited, in millions of Canadian dollars,
	except for per share amounts)
	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED
	JUNE 30	JUNE 30	JUNE 30	JUNE 30
	2004	2003	2004	2003
REVENUE
Premium income:
Annuities	$1,311	$1,288	$2,515	$2,837
Life insurance	1,412	1,581	2,873	3,104
Health insurance	600	566	1,189	1,158

	3,323	3,435	6,577	7,099
Net investment income	1,484	1,460	2,992	2,849
Fee income	744	684	1,520	1,389

	5,551	5,579	11,089	11,337

POLICY BENEFITS AND EXPENSES
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	1,344	1,753	3,151	2,905
Annuity payments	383	401	758	815
Death and disability benefits	628	638	1,326	1,311
Health benefits	438	344	897	761
Policyholder dividends and interest on claims and deposits	288	308	535	631

	3,081	3,444	6,667	6,423
Net transfers to segregated funds	108	143	363	119
Increase in actuarial liabilities (Note 6)	527	218	391	1,320
Commissions	492	449	975	915
Operating expenses	687	705	1,422	1,375
Premium taxes	45	45	91	89
Interest expense	47	53	93	108

	4,987	5,057	10,002	10,349

INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTERESTS	564	522	1,087	988
Income taxes	100	133	235	238
Non-controlling interests in net income of subsidiaries	22	20	39	39

TOTAL NET INCOME	442	369	813	711
Less participating policyholders’ net income	4	3	9	2

SHAREHOLDERS’ NET INCOME	$438	$366	$804	$709

Average exchange rates:
U.S. Dollars	1.36	1.40	1.34	1.46
U.K. Pounds	2.46	2.26	2.44	2.34

Basic earnings per share (Note 4)	$0.73	$0.60	$1.34	$1.16
Diluted earnings per share (Note 4)	$0.72	$0.60	$1.33	$1.15

The attached notes form part of these interim consolidated financial statements.

Sun Life Financial Inc.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

	(unaudited, in millions of Canadian dollars)
	AS AT
	JUNE 30	DECEMBER 31	JUNE 30
	2004	2003	2003
ASSETS
Bonds	$67,840	$66,090	$65,455
Mortgages	13,827	13,601	14,138
Stocks	3,847	3,473	3,324
Real estate	3,161	3,067	3,005
Cash, cash equivalents and short-term securities	6,424	4,972	6,463
Policy loans and other invested assets	6,251	5,973	5,986

Invested assets	101,350	97,176	98,371
Goodwill	5,650	5,573	5,640
Other assets	6,635	6,460	7,544

Total general fund assets	$113,635	$109,209	$111,555

Segregated funds net assets	$57,598	$54,086	$49,746

LIABILITIES AND EQUITY
Actuarial liabilities and other policy liabilities (Note 6)	$79,730	$77,354	$78,385
Amounts on deposit	3,172	3,120	3,067
Deferred net realized gains	3,487	3,124	3,088
Other liabilities	8,494	7,795	9,044

Total general fund liabilities	94,883	91,393	93,584
Subordinated debt	2,551	2,504	2,707
Non-controlling interests in subsidiaries	1,331	1,336	1,333
Total equity	14,870	13,976	13,931

Total general fund liabilities and equity	$113,635	$109,209	$111,555

Segregated funds contract liabilities	$57,598	$54,086	$49,746

Exchange rate at balance sheet date:
U.S. Dollars	1.35	1.29	1.34
U.K. Pounds	2.43	2.30	2.25

The attached notes form part of these interim consolidated financial statements.

Approved on behalf of the Board of Directors

Donald A. Stewart
Chief Executive Officer

Ronald W. Osborne
Director

www.sunlife.com Second Quarter 2004

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Equity

			(unaudited, in millions
			of Canadian dollars)
			FOR THE SIX MONTHS ENDED
	PARTICIPATING		JUNE 30	JUNE 30
	POLICYHOLDERS	SHAREHOLDERS	2004	2003
SHARE CAPITAL
Balance, beginning of period	$—	$7,289	$7,289	$7,420
Common shares issued, net of issuance costs as consideration for business acquisition	—	—	—	63
Stock options exercised	—	46	46	4
Common shares purchased for cancellation (Note 3)	—	(19)	(19)	(136)

Balance, end of period	—	7,316	7,316	7,351

CONTRIBUTED SURPLUS
Balance, beginning of period	—	76	76	57
Stock option compensation	—	7	7	16
Stock options exercised	—	(11)	(11)	(1)

Balance, end of period	—	72	72	72

RETAINED EARNINGS
Balance, beginning of period	72	7,212	7,284	6,694
Net income	9	804	813	711
Dividends on common shares	—	(252)	(252)	(208)
Common shares purchased for cancellation (Note 3)	—	(38)	(38)	(181)

Balance, end of period	81	7,726	7,807	7,016

CURRENCY TRANSLATION ACCOUNT
Balance, beginning of period	(5)	(668)	(673)	738
Changes for the period	1	347	348	(1,246)

Balance, end of period	(4)	(321)	(325)	(508)

Total equity	$77	$14,793	$14,870	$13,931

The attached notes form part of these interim consolidated financial statements.

Sun Life Financial Inc.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Statements of Cash Flows

	(unaudited, in millions of Canadian dollars)
	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED
	JUNE 30	JUNE 30	JUNE 30	JUNE 30
	2004	2003	2004	2003
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES
Total net income	$442	$369	$813	$711
New mutual fund business acquisition costs capitalized	(21)	(46)	(51)	(87)
Redemption fees of mutual funds	17	19	35	40
Items not affecting cash	1,011	130	706	1,587

Net cash provided by operating activities	1,449	472	1,503	2,251

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES
Borrowed funds	(132)	(50)	(6)	65
Issuance of common shares on exercise of stock options	17	2	35	3
Common shares purchased for cancellation (Note 3)	(49)	(201)	(57)	(317)
Dividends paid on common shares	(126)	(103)	(252)	(208)

Net cash provided by (used in) financing activities	(290)	(352)	(280)	(457)

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
Sales, maturities and repayments of bonds, mortgages, stocks and real estate	10,355	10,437	21,672	18,912
Purchases of bonds, mortgages, stocks and real estate	(10,350)	(11,461)	(21,487)	(21,048)
Policy loans	(14)	(36)	(1)	(62)
Short-term securities	(1,014)	422	(999)	228
Other investments	52	50	(21)	(28)

Net cash provided by (used in) investing activities	(971)	(588)	(836)	(1,998)

Net cash provided by discontinued operations	—	—	—	273

Changes due to fluctuations in exchange rates	56	(199)	65	(418)

Increase (decrease) in cash and cash equivalents	244	(667)	452	(349)
Cash and cash equivalents, beginning of period	3,386	4,474	3,178	4,156

Cash and cash equivalents, end of period	3,630	3,807	3,630	3,807
Short-term securities, end of period	2,794	2,656	2,794	2,656

Cash, cash equivalents and short-term securities, end of period	$6,424	$6,463	$6,424	$6,463

Supplementary Information
Cash and cash equivalents:
Cash			$342	$368
Cash equivalents			3,288	3,439

			$3,630	$3,807

Cash disbursements made for:
Interest on borrowed funds and subordinated debt	$92	$102	$94	$107

Income taxes, net of refunds	$124	$44	$116	$50

The attached notes form part of these interim consolidated financial statements.

www.sunlife.com Second Quarter 2004

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Segregated Funds Net Assets

	(unaudited, in millions of Canadian dollars)
	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED
	JUNE 30	JUNE 30	JUNE 30	JUNE 30
	2004	2003	2004	2003
ADDITIONS TO SEGREGATED FUNDS
Deposits:
Annuities	$1,615	$1,263	$3,376	$2,466
Life insurance	218	161	309	229

	1,833	1,424	3,685	2,695
Net transfers from general funds	108	143	363	119
Net realized and unrealized gains	545	3,811	1,254	2,035
Other investment income	466	450	675	744

	2,952	5,828	5,977	5,593

DEDUCTIONS FROM SEGREGATED FUNDS
Payments to policyholders and their beneficiaries	1,746	1,561	3,637	3,509
Management fees	157	140	311	270
Taxes and other expenses	13	32	60	58
Effect of changes in currency exchange rates	(880)	2,532	(1,543)	4,765

	1,036	4,265	2,465	8,602

Net additions (reductions) to segregated funds for the period	1,916	1,563	3,512	(3,009)
Segregated funds net assets, beginning of period	55,682	48,183	54,086	52,755

Segregated funds net assets, end of period	$57,598	$49,746	$57,598	$49,746

Consolidated Statements of Segregated Funds Net Assets

	(unaudited, in millions of Canadian dollars)
	AS AT
	JUNE 30	DECEMBER 31	JUNE 30
	2004	2003	2003
ASSETS
Segregated and mutual fund units	$44,339	$40,721	$36,947
Stocks	7,421	7,892	6,900
Bonds	5,723	5,546	5,198
Cash, cash equivalents and short-term securities	1,254	686	1,373
Real estate	157	148	123
Mortgages	73	78	121
Other assets	2,133	580	1,498

	61,100	55,651	52,160

LIABILITIES	3,502	1,565	2,414

Net assets attributable to segregated funds policyholders	$57,598	$54,086	$49,746

The attached notes form part of these interim consolidated financial statements.

Sun Life Financial Inc.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Notes to the Interim Consolidated Financial Statements

(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)

1.	Basis of Presentation

Sun Life Financial Inc. together with all its subsidiaries, including its wholly-owned consolidated subsidiary Sun Life Assurance Company of Canada (Sun Life Assurance), are collectively referred to as “Sun Life Financial” or “the Company”. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim consolidated financial statements are the same as those applied in the 2003 annual consolidated financial statements, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.

2.	Changes in Accounting Policies

Hedging Relationships: The Company adopted Hedging Relationships, Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 13, effective January 1, 2004, on a prospective basis. This Accounting Guideline requires that all conditions with respect to identification, documentation, designation and effectiveness of hedges be satisfied before companies choose to use hedge accounting. These conditions are applicable to hedges existing on or after January 1, 2004. Certain derivatives that were considered to be part of a hedging relationship, including the options that hedge the Guaranteed Minimum Death Benefit (GMDB) products, did not qualify for hedge accounting under the new requirements in Accounting Guideline 13 as described in Note 2 of the 2003 annual consolidated financial statements. As a result, these derivatives are reported in other invested assets on the interim consolidated balance sheets at their fair values effective January 1, 2004. The resulting transitional gain of $46 as at January 1, 2004, was deferred in other liabilities on the interim consolidated balance sheet and will be recognized in income in the same period as the original hedged items. Increases or decreases in the fair values of these derivatives subsequent to January 1, 2004, are reported in net investment income in the interim consolidated statements of operations. This change in accounting policy did not have a material impact on these interim consolidated financial statements.

Generally Accepted Accounting Principles: The Company adopted Generally Accepted Accounting Principles, CICA Handbook Section 1100, on January 1, 2004. This standard establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. While the Company is continuing to assess the implications of this section on its consolidated financial statements, the changes identified to date have not had a material effect on these interim consolidated financial statements.

Employee future benefits: In January 2004, CICA Handbook Section 3461, Employee Future Benefits (CICA 3461R) was amended to require additional annual disclosure about the assets and cash flows and additional interim disclosure of the net periodic benefit cost of defined benefit pension plans and other post-retirement benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004, and the new interim disclosures are effective for periods ending on or after that date. The additional interim period disclosures of the Company’s pension and other post-retirement benefit plans are provided in Note 7.

3.	Normal Course Issuer Bid and Cancellation of Common Shares

On January 8, 2004, the Company announced that the Board of Directors had authorized the purchase of up to 30 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. The purchases will be made under a normal course issuer bid pursuant to the rules of the Toronto Stock Exchange (Exchange). This normal course issuer bid covers the period from January 12, 2004 to January 11, 2005, unless the maximum number of common shares is purchased before January 11, 2005. Transactions were and will be executed on the Exchange at the prevailing market price in amounts and times determined by the Company. The Company will make no purchases of common shares other than open-market purchases. The shares purchased as part of the normal course issuer bid are cancelled following purchases. In the first two quarters of 2004, the Company purchased approximately 2 million of its common shares at an average price of $37.26 per share for a total amount of $57. An additional $11 were subscribed for but not settled at June 30, 2004.

www.sunlife.com Second Quarter 2004

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.	Earnings Per Share

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2004	2003	2004	2003
BASIC EARNINGS PER SHARE
Shareholders’ net income	$438	$366	$804	$709

Weighted average number of shares outstanding (in millions)	601	610	600	613

Basic earnings per share	$0.73	$0.60	$1.34	$1.16

DILUTED EARNINGS PER SHARE
Shareholders’ net income	$438	$366	$804	$709
Less: Effect of stock options of subsidiaries(1)	1	1	1	1

Shareholders’ net income on a diluted basis	$437	$365	$803	$708

Weighted average number of shares outstanding on a diluted basis (in millions)(1)	604	610	603	613

Diluted earnings per share	$0.72	$0.60	$1.33	$1.15

(1)	The effect of stock options is calculated based on the treasury stock method requirements which assume that any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period.

5.	Segmented Information

The Company has six reportable segments: SLF Canada, SLF United States, MFS Investment Management (MFS), SLF Asia, SLF United Kingdom, and Corporate Capital. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. They derive their revenues principally from wealth management operations (mutual funds, investment management and annuities), protection services (life and health insurance, life retrocession and financial reinsurance) or other (primarily investments of a corporate nature and earnings on capital not attributed to the strategic business units).

Corporate Capital includes the run-off reinsurance operations and those other operations for which management responsibility resides in head office. Net income (loss) in this category is shown net of certain expenses borne centrally.

Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue for the three and six months ended June 30, 2004 consists of interest of $87 and $172, respectively ($88 and $185, respectively, in 2003) and fee income of $11 and $23, respectively ($11 and $23, respectively, in 2003).

The results for the six months ended June 30, 2004, for MFS include the $59 provision for regulatory issues as described in Note 8.

	Results by segment for the three months ended June 30, 2004
		United States			United	Corporate	Consolidation
	Canada	Sun Life	MFS	Asia	Kingdom	Capital	Adjustments	Total
Revenue	$2,139	$2,453	$434	$154	$337	$132	$(98)	$5,551

Total net income (loss)	$233	$110	$41	$10	$42	$6	$—	$442

	Results by segment for the three months ended June 30, 2003
		United States			United	Corporate	Consolidation
	Canada	Sun Life	MFS	Asia	Kingdom	Capital	Adjustments	Total
Revenue	$2,112	$2,627	$411	$140	$371	$17	$(99)	$5,579

Total net income (loss)	$220	$64	$42	$6	$43	$(6)	$—	$369

Sun Life Financial Inc.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5.	Segmented Information (Cont’d)

	Results and assets by segment for the six months ended June 30, 2004
		United States			United	Corporate	Consolidation
	Canada	Sun Life	MFS	Asia	Kingdom	Capital	Adjustments	Total
Revenue	$4,400	$4,802	$884	$299	$659	$240	$(195)	$11,089

Total net income (loss)	$483	$207	$28	$17	$89	$(11)	$—	$813

ASSETS
General fund assets	$52,163	$43,317	$1,059	$2,226	$10,795	$4,856	$(781)	$113,635
Segregated funds net assets	$24,059	$26,209	$—	$20	$7,310	$—	$—	$57,598
Other assets under management	$27,822	$2,796	$185,373	$108	$—	$—	$(14,376)	$201,723

	Results and assets by segment for the six months ended June 30, 2003
		United States			United	Corporate	Consolidation
	Canada	Sun Life	MFS	Asia	Kingdom	Capital	Adjustments	Total
Revenue	$4,262	$5,247	$819	$285	$774	$158	$(208)	$11,337

Total net income (loss)	$404	$117	$70	$13	$93	$14	$—	$711

ASSETS
General fund assets	$51,422	$42,594	$1,064	$1,981	$10,442	$4,381	$(329)	$111,555
Segregated funds net assets	$19,664	$23,561	$—	$6	$6,515	$—	$—	$49,746
Other assets under management	$22,042	$2,339	$170,434	$68	$—	$—	$(14,008)	$180,875

6.	Changes in Actuarial Liabilities

Changes in actuarial liabilities for the six months ended June 30, 2004 and June 30, 2003 are as follows:

	2004	2003
Actuarial liabilities, January 1	$75,124	$87,165

Normal increase in liabilities from new policies and in-force business	391	1,314
Significant changes in assumptions and methodology:
Gross increases	—	143
Gross decreases	—	(137)

Increase in actuarial liabilities	391	1,320

Changes in intrinsic value of options that hedge the GMDB(1)	—	(171)
Dispositions	—	(4,683)
Other	(72)	(384)
Effect of changes in currency exchange rates	1,992	(7,214)

Actuarial liabilities, June 30	77,435	76,033
Add: other policy liabilities	2,295	2,352

Actuarial liabilities and other policy liabilities, June 30	$79,730	$78,385

(1)	The changes in intrinsic value of the options that hedge GMDB products were included in the increase in actuarial liabilities in the interim consolidated statements of operations and other invested assets in the interim consolidated balance sheets for 2003. In 2004, these options no longer qualify for hedge accounting as per CICA Handbook Accounting Guideline 13, as described in Note 2.

7.	Pension Plans and Other Post-Retirement Benefits

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2004	2003	2004	2003
Pension benefit cost	$2	$1	$5	$3
Other post-retirement benefit cost	$5	$4	$13	$12

8.	Contingencies

Reinsurance Matters

Certain of the arrangements in the Company’s run-off reinsurance operations are subject to litigation or arbitration. The liabilities of the Company under these arrangements are subject to measurement uncertainty, but they are not expected to have a material adverse effect on the consolidated financial position of the Company.

www.sunlife.com Second Quarter 2004

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8.	Contingencies (Cont’d)

Legal and Regulatory Proceedings

The United States Securities and Exchange Commission (SEC) and other regulators are conducting investigations and examinations of certain of the Company’s subsidiaries relating to various issues, including market timing and late trading of mutual funds and variable insurance products, directed brokerage, revenue-sharing and other arrangements with distributors. These subsidiaries are co-operating in these examinations. The outcome of these investigations is not yet determinable.

The Company, MFS and certain of its officers and certain MFS funds and trustees of these MFS funds, have been named as defendants in purported class action lawsuits, individual actions or derivative actions filed in the United States seeking damages of unspecified amounts. The lawsuits were purportedly filed on behalf of people who purchased, owned and/or redeemed shares of MFS funds (including variable accounts) during specified periods and participants in certain retirement plan accounts. The suits generally allege that certain defendants (i) permitted or acquiesced in market timing and/or late trading in the MFS funds, inadequately disclosed MFS’ internal policies concerning market timing and such matters, and received excessive compensation as fiduciaries to the MFS funds, or (ii) permitted or acquiesced in the improper use of fund assets by MFS to support the distribution of fund shares and inadequately disclosed MFS’ use of fund assets in this manner, which allegedly caused financial injury to fund shareholders, or (iii) charged discriminatory and excessive investment advisory fees, made excess profits from economies of scale, and made improper use of directed brokerage and soft dollar arrangements. All of these lawsuits seek an unspecified amount of damages. The defendants are reviewing the allegations and will respond appropriately. Additional lawsuits based upon similar allegations may be filed in the future. The Company cannot predict the outcome of these actions with certainty and is accordingly unable to determine the total potential impact that they may have on the Company’s results of operations, financial position and cash flows.

On March 31, 2004, MFS and the SEC announced that they had reached a settlement related to an administrative proceeding alleging that MFS failed to adequately disclose its brokerage allocation practices in connection with fund sales. Under the terms of the settlement, in which MFS neither admitted nor denied any wrongdoing, MFS agreed to pay US one dollar in disgorgement and a US$50 penalty to compensate certain MFS funds. The Company recorded a $59 net of minority interest charge to income in the first quarter of 2004 in connection with this settlement.

Additional information concerning these and related matters is provided in Note 21 to the Company’s 2003 annual consolidated financial statements.

Provisions in the United Kingdom

The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including reviews of past business sold, and the Company has regularly engaged in discussions with United Kingdom regulators with respect to these and other matters.

The Company’s past business sold in the United Kingdom includes a variety of endowment products. Endowment policies are sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. There can be no assurance that United Kingdom regulators will not, in the future, require providers of endowment products to bear some or all of the additional costs required to ensure that such policies meet their target mortgage debts.

The Company has provisions for future compensation payments and related expenses relating to all reviews of past business sold in both actuarial liabilities and in other liabilities. At June 30, 2004, the combined provision was $133 ($134 in 2003).

9.	Comparative Figures

Certain comparative figures have been restated to conform with the presentation adopted in 2004.

Sun Life Financial Inc.